UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           SONUS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    835692104
                                    ---------
                                 (CUSIP Number)


                                November 6, 2002
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]   Rule 13d-1(b)
            [X]   Rule 13d-1(c)
            [ ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                    -----------------------------
CUSIP No. 835692104                   13G          Page   2  of  11  Pages
                                                         ---    ----
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.A.C. Capital Advisors, LLC
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
     3  SEC USE ONLY

--------------------------------------------------------------------------------
     4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
   NUMBER OF     5  SOLE VOTING POWER
    SHARES
 BENEFICIALLY       0
     OWNED
      BY         ---------------------------------------------------------------
     EACH        6  SHARED VOTING POWER
   REPORTING
    PERSON          1,468,452 (see Item 4)
     WITH
                 ---------------------------------------------------------------
                 7  SOLE DISPOSITIVE POWER

                    0
                 ---------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

                    1,468,452 (see Item 4)
--------------------------------------------------------------------------------
     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,468,452 (see Item 4)
--------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        [ ]
--------------------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.7% (see Item 4)
--------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

        00
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

-------------------------------                    -----------------------------
CUSIP No. 835692104                   13G          Page   3  of  11  Pages
                                                         ---    ----
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.A.C. Capital Management, LLC
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
     3  SEC USE ONLY

--------------------------------------------------------------------------------
     4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
  NUMBER OF      5  SOLE VOTING POWER
    SHARES
 BENEFICIALLY       0
    OWNED
      BY         ---------------------------------------------------------------
     EACH        6  SHARED VOTING POWER
  REPORTING
    PERSON          1,468,452 (see Item 4)
     WITH
                 ---------------------------------------------------------------
                 7  SOLE DISPOSITIVE POWER

                    0
                 ---------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

                    1,468,452 (see Item 4)
--------------------------------------------------------------------------------
     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,468,452 (see Item 4)
--------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        [ ]
--------------------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.7% (see Item 4)
--------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

        00
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

-------------------------------                    -----------------------------
CUSIP No. 835692104                   13G          Page   4  of  11  Pages
                                                         ---    ----
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.A.C. Capital Associates, LLC
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]

--------------------------------------------------------------------------------
     3  SEC USE ONLY

--------------------------------------------------------------------------------
     4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Anguilla, British West Indies
--------------------------------------------------------------------------------
  NUMBER OF      5  SOLE VOTING POWER
    SHARES
 BENEFICIALLY       0
    OWNED
      BY         ---------------------------------------------------------------
     EACH        6  SHARED VOTING POWER
  REPORTING
    PERSON          916,076 (see Item 4)
     WITH
                 ---------------------------------------------------------------
                 7  SOLE DISPOSITIVE POWER

                    0
                 ---------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

                    916,076 (see Item 4)
--------------------------------------------------------------------------------
     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        916,076 (see Item 4)
--------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        [ ]
--------------------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.7% (see Item 4)
--------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

        00
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

-------------------------------                    -----------------------------
CUSIP No. 835692104                   13G          Page   5  of  11  Pages
                                                         ---    ----
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.A.C. Healthco Fund, LLC
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
     3  SEC USE ONLY

--------------------------------------------------------------------------------
     4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Anguilla, British West Indies
--------------------------------------------------------------------------------
  NUMBER OF      5  SOLE VOTING POWER
    SHARES
 BENEFICIALLY       0
    OWNED
      BY         ---------------------------------------------------------------
     EACH        6  SHARED VOTING POWER
  REPORTING
    PERSON          552,376 (see Item 4)
     WITH
                 ---------------------------------------------------------------
                 7  SOLE DISPOSITIVE POWER

                    0
                 ---------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

                    552,376 (see Item 4)
--------------------------------------------------------------------------------
     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        552,376 (see Item 4)
--------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        [ ]
--------------------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        4.0% (see Item 4)
--------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

        00
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

-------------------------------                    -----------------------------
CUSIP No. 835692104                   13G          Page   6  of  11  Pages
                                                         ---    ----
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Steven A. Cohen
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]

--------------------------------------------------------------------------------
     3  SEC USE ONLY

--------------------------------------------------------------------------------
     4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
  NUMBER OF      5  SOLE VOTING POWER
    SHARES
 BENEFICIALLY       0
    OWNED
      BY         ---------------------------------------------------------------
     EACH        6  SHARED VOTING POWER
  REPORTING
    PERSON          1,468,452 (see Item 4)
     WITH
                 ---------------------------------------------------------------
                 7  SOLE DISPOSITIVE POWER

                    0
                 ---------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

                    1,468,452 (see Item 4)
--------------------------------------------------------------------------------
     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,468,452 (see Item 4)
--------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        [ ]
--------------------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.7% (see Item 4)
--------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)           Name of Issuer:
                    --------------

                    Sonus Pharmaceuticals, Inc.

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    22026 20th Avenue SE
                    Bothell, Washington  98021

Items 2(a)          Name of Person Filing:
                    ---------------------

                    This statement is filed by: (i) S.A.C. Capital Advisors, LLC, ("SAC Capital Advisors") with respect to Shares beneficially owned by S.A.C. Capital Associates, LLC ("SAC Capital Associates") and S.A.C. Healthco Fund, LLC ("SAC Healthco"); (ii) S.A.C. Capital Management, LLC, ("SAC Capital Management") with respect to Shares beneficially owned by SAC Capital Associates and SAC Healthco; (iii) SAC Capital Associates with respect to Shares beneficially owned by it; (iv) SAC Healthco with respect to Shares beneficially owned by it; and (v) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Capital Associates and SAC Healthco.

Item 2(b)           Address of Principal Business Office:
                    ------------------------------------

                    The address of the principal business office of (i) SAC Capital Advisors, SAC Capital Management and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, and (ii) SAC Capital Associates and SAC Healthco is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

Item 2(c)           Citizenship:
                    -----------

                    SAC Capital Advisors and SAC Capital Management are Delaware limited liability companies. SAC Capital Associates and SAC Healthco are Anguillan limited liability companies. Mr. Cohen is a United States citizen.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Stock, par value $0.001 per share

Item 2(e)           CUSIP Number:
                    ------------

                    835692104

Item 3              Not Applicable

Item 4              Ownership:
                    ---------

                    The percentages used herein are calculated based upon the Shares issued and outstanding as of August 6, 2002 as reported on the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the fiscal quarter ended June 30, 2002.

                    1. S.A.C. Capital Advisors, LLC
                    (a) Amount beneficially owned: -1,468,452-
                    (b) Percent of class: 10.7%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote: -1,468,452-
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:
                         -1,468,452-

                    2. S.A.C. Capital Management, LLC
                    (a) Amount beneficially owned: -1,468,452-
                    (b) Percent of class: 10.7%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote: -1,468,452-
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:
                         --1,468,452-

                    3. S.A.C. Capital Associates, LLC
                    (a) Amount beneficially owned: -916,076-
                    (b) Percent of class: 6.7%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote: -916,076-
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:
                         -916,076-

                    4. S.A.C. Healthco Fund, LLC
                    (a) Amount beneficially owned: -552,376-
                    (b) Percent of class: 4.0%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote: -552,376-
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:
                         -552,376-

                    5. Steven A. Cohen
                    (a) Amount beneficially owned: -1,468,452-
                    (b) Percent of class: 10.7%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii) Shared power to vote or direct the vote: -1,468,452-
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition:
                         -1,468,452-

                    The number of shares reported herein excludes 220,950 shares of Common Stock issuable upon the exercise of Warrants held by each of SAC Capital Associates and SAC Healthco to purchase shares of Common Stock, which were previously reported in the initial Schedule 13G of SAC Capital Advisors, SAC Capital Management, and Mr. Cohen filed on January 23, 2002. As reported therein, each of SAC Capital Associates and SAC Healthco holds Warrants to purchase 110,475 shares of Common Stock, subject to adjustment. Pursuant to the terms of the Warrants, neither SAC Capital Associates nor SAC Healthco has the right to exercise its Warrants to the extent that, as a result of such exercise, the aggregate number of shares of Common Stock beneficially owned by it and its affiliates would exceed 9.99% of the outstanding shares of Common Stock of the Issuer following such exercise. Each of SAC Capital Associates and SAC Healthco may waive the provision restricting any such exercise upon not less than 65 days prior written notice to the Issuer but neither has done so.

                    SAC Capital Advisors, SAC Capital Management, and Mr. Cohen own directly no shares of Common Stock or Warrants. Pursuant to investment agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to the securities held by SAC Capital Associates and SAC Healthco. Mr. Cohen controls both SAC Capital Advisors and SAC Capital Management. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended, each of SAC Advisors, SAC Management and Mr. Cohen may be deemed to own beneficially 1,468,452 shares (constituting approximately 10.7% of the shares outstanding). Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------

                    SAC Capital Advisors, SAC Capital Management, and Mr. Cohen have the right to receive dividends on, and proceeds from the sale of, the shares reported on this statement as beneficially owned by SAC Capital Associates and SAC Healthco.

Item 7              Identification and Classification of the Subsidiary Which
                    ---------------------------------------------------------
                    Acquired the Security Being Reported on By the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------

                    Not Applicable

Item 8              Identification and Classification of Members of the Group:
                    ---------------------------------------------------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable

Item 10             Certification:
                    -------------

     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 13, 2002

S.A.C. CAPITAL ADVISORS, LLC


By:  /s/ Peter Nussbaum
     -----------------------------
Name:   Peter Nussbaum
Title:  Authorized Person


S.A.C. CAPITAL MANAGEMENT, LLC


By:  /s/ Peter Nussbaum
     -----------------------------
Name:   Peter Nussbaum
Title:  Authorized Person


S.A.C. CAPITAL ASSOCIATES, LLC


By:  /s/ Peter Nussbaum
     -----------------------------
Name:   Peter Nussbaum
Title:  Authorized Person


S.A.C. HEALTHCO FUND, LLC


By:  /s/ Peter Nussbaum
     -----------------------------
Name:   Peter Nussbaum
Title:  Authorized Person


STEVEN A. COHEN


By:  /s/ Peter Nussbaum
     -----------------------------
Name:   Peter Nussbaum
Title:  Authorized Person